Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form F-1 of IRSA Propiedades Comerciales S.A. of our reports dated October 21, 2016, except for the change in method of accounting for investment property from the cost model to the fair value model as disclosed in Notes 2.1.b, 8, 10, 11, 12, 26, 30, 31, 32 and the effect of the reverse stock splits as discussed in Note 35, as to which the date is May 24, 2017 relating to the financial statements, which appears in such Registration Statement.  We also consent to the reference to us under the headings “Experts” and “Selected Consolidated Financial and Other Information” in such Registration Statement.

PRICE WATERHOUSE & Co. S.R.L.
By (Partner)
/s/ Eduardo A. Loiácono
Eduardo A. Loiácono
Buenos Aires, Argentina
May 26, 2017